EXHIBIT 99.1

Rogers Communications Adopts Dividend Policy of C$0.10 per Share per Year

TORONTO, May 28 — Rogers Communications Inc. (TSX: RCI.A and RCI.B, NYSE: RG) announced today that it has adopted a dividend policy of paying, in each year, dividends on each of its Class B Non-Voting shares and Class A Voting shares aggregating C$0.10 per share per year, to be payable twice yearly on the first trading day following July 1 and January 1 in each year, commencing July 2, 2003, each such semi-annual dividend to be in the amount of C$0.05 per share. This will result in a semi-annual payment of dividends on the Series E Preferred shares in the amount of C$0.05 per share (such shares were issued to employees under the 1991 Convertible Preferred Share Purchase Plan and approximately 136,000 of such shares are currently outstanding). The payment of each semi-annual dividend, including the dividend proposed for July 2, 2003, will remain subject to declaration of that dividend by the Board of Directors of Rogers Communications.

The Board of Directors is expected to approve, at its meeting on May 29, 2003, the declaration of the first dividend under its new policy in the amount of C$0.05 per share payable on July 2, 2003. The record date for the determination of the holders of the Class B Non-Voting shares and Class A Voting shares will be set at the time that that dividend is declared.

Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Communications Inc. (the “Company”) cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the Company’s most recent Annual Report and Annual Information Form filed with the Ontario Securities Commission and the Securities and Exchange Commission.

About the Company: Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is Canada’s national communications company, which is engaged in cable television, Internet access and video retailing through Rogers Cable Inc.; digital PCS, cellular, and wireless data communications through Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping, and publishing businesses through Rogers Media Inc.

For further information:
Bruce M. Mann, 416.935.3532, bmann2@rci.rogers.com; or
Eric Wright, 416.935.3550, ewright@rci.rogers.com